Exhibit 99.22

Thyssen Mining Construction of Canada Ltd.

March 31, 2011

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2010, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Adrian Bodolan, on behalf of myself and Thyssen Mining Construction of Canada Ltd., hereby consent to the references to, and the information derived from, the following report and to the references, as applicable, to my name and Thyssen Mining Construction of Canada Ltd.’s name in connection with the following report in the AIF and the 40-F: Kerr-Sulphurets-Mitchell (KSM) Preliminary Feasibility Study 2010 dated March 31, 2010.

Yours truly,

/s/ Adrian Bodolan
Adrian Bodolan, P. Eng